

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 28, 2017

Via E-Mail
Brett Roper
Chief Operating Officer
Medicine Man Technologies, Inc.
4880 Havana Street
Suite 200 South
Denver, Colorado 80239

> **Re:** **Medicine Man Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 23, 2017**
> **File No. 000-55450**

Dear Mr. Roper:

We have reviewed your filing and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   You state that, on March 1, 2017, holders representing 51.7% or 51.3% of your issued and outstanding common stock executed written consents approving the company's 2017 Equity Incentive Plan. Please provide us with a legal analysis detailing how you obtained these shareholder consents in a manner that did not constitute a solicitation subject to the proxy rules. Alternatively, please file a preliminary proxy statement on Schedule 14A. If you intend to rely on Exchange Act Rule 14a-2(b)(2), please note that Rule 14a-2(b)(2) is not available for solicitations made on behalf of the registrant.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Brett Roper
Medicine Man Technologies, Inc.
March 28, 2017
Page 2

       Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3673 if you have any questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities

cc: Andrew I. Telsey